Dear Columbia Colleagues:

Today Columbia Energy Services has announced that it has decided to sell its wholesale and trading operations, based in Houston. This resulted from an extensive strategic review of CES' overall marketing businesses that has been underway since February 1999.

The current review has been led by Brian Watt, who has been President and CEO of CES since the beginning of July and was closely involved in the assessment initiated in February 1999.

This decision, coupled with the recent decision on CES' retail side to consolidate its mass market and major account businesses into one retail marketing operation based in Herndon, will better position CES for future growth. It will focus CES on becoming a significant player in retail, taking advantage of Columbia Energy Group's existing geographic footprint in an area where deregulation of gas and electrical power markets is proceeding rapidly.

The wholesale and trading operations have grown rapidly from a small base--a significant achievement in a short time. But the strategic review determined that competitive pressures on wholesale margins and the commitment needed to develop increasingly sophisticated risk management products favor increasing consolidation in this segment to achieve the desired economies of scale needed to be one of the industry leaders. This goal did not appear achievable by CES given the increasing maturity of the business. Moreover, the strong competitive nature of the top 10 wholesale and trading companies allows an outsourcing/alliance strategy to meet the needs of the emerging retail businesses.

I, along with Brian Watt and his team, believe CES can be a leading player in the retail energy marketing business. Brian will direct the division's energies and resources toward this goal. CES intends to sell the wholesale and trading operation as a going concern, rather than selling the trading book and shutting the operation down.

Columbia Energy Group's strong growth in recent years, and our continuing commitment to maximize shareholder value over the long term, have been built on making hard decisions and adapting to a changing industry environment. The CES decision is one of those hard calls.
I believe it is the right call.

We appreciate the contribution made by all CES employees over a challenging period. I know you will join me in giving them our encouragement and support as the business undergoes this transition to prepare itself for future success.